UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

TAUBMAN CENTERS, INC.
(Name of Registrant as Specified in Its Charter)

LAND & BUILDINGS CAPITAL GROWTH FUND, LP L & B REAL ESTATE OPPORTUNITY FUND, LP LAND & BUILDINGS GP LP LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC CHARLES ELSON JONATHAN LITT
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 14, 2017

2017 ANNUAL MEETING OF SHAREHOLDERS
OF
taubman centers, inc.
_________________________

PROXY STATEMENT
OF
Land & buildings capital growth fund, lp
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

Land & Buildings Capital Growth Fund, LP (“L&B Capital”), L & B Real Estate Opportunity Fund, LP (“L&B Opportunity”), Land & Buildings GP LP (“L&B GP”), Land & Buildings Investment Management, LLC (“L&B Management”), and Jonathan Litt (collectively, “Land & Buildings” or “we”) are significant shareholders of Taubman Centers, Inc., a Michigan corporation (the “Company”), who, together with the other participants in this solicitation, beneficially own in the aggregate 718,447 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, representing approximately 1.2% of the Company’s outstanding shares. We believe that the Board of Directors of the Company (the “Board”) must be reconstituted to ensure that the Company is being run in a manner consistent with shareholders’ best interests. We have nominated directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock shareholder value. We are seeking your support at the Annual Meeting of Shareholders scheduled to be held at The Townsend Hotel located at 100 Townsend Street, Birmingham, Michigan 48009, on ___________, 2017, beginning at __:__ _.m. Eastern Time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.	To elect Land & Buildings’ two (2) director nominees, Charles Elson and Jonathan Litt (each a “Nominee” and, collectively, the “Nominees”), to the Board as directors to serve until the 2020 Annual Meeting of Shareholders (the “2020 Annual Meeting”) and until their respective successors are duly elected and qualified;
2.	To ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017;
3.	To approve, on an advisory basis, the compensation of the Company’s named executive officers;
4.	To approve, on an advisory basis, whether an advisory vote on the compensation of the Company’s named executive officers should occur every one, two or three years; and
5.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

This Proxy Statement and the enclosed GOLD proxy card are first being furnished to the shareholders on or about ____________, 2017.

We believe that the terms of three directors serving on the Board expire at the Annual Meeting. This Proxy Statement is soliciting proxies to elect not only our two Nominees, but also the candidate who has been nominated by the Company other than Robert S. Taubman and Myron E. Ullman, III. This gives shareholders the ability to vote for the total number of directors up for election at the Annual Meeting.

As of the date hereof, the members of Land & Buildings, which includes L&B Capital, L&B Opportunity, L&B GP, L&B Management and Mr. Litt (the “Members of Land & Buildings”), collectively own an aggregate of 718,447 shares of Common Stock. The Members of Land & Buildings intend to vote their shares FOR the election of the Nominees, FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2017, AGAINST the advisory vote to approve the Company’s executive compensation, and 1 YEAR with respect to the frequency with which an advisory vote on executive compensation should be presented to the Company’s shareholders, as described herein.

1

The Company has set the close of business on _________, 2017 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304-2324. According to the Company’s proxy statement, holders of record of shares of Common Stock and the Company’s Series B Non-Participating Convertible Series B Preferred Stock, par value $0.001 per share (“Series B Preferred Stock” and together with the Common Stock, the “Voting Stock”), as of the close of business on the Record Date are entitled to notice of and to vote at the Annual Meeting. Holders of Common Stock and Series B Preferred Stock (on a fully converted basis) vote together as a single class on all matters at the Annual Meeting. Each outstanding share of Voting Stock is entitled to one vote on each matter to be voted upon at the Annual Meeting.

According to the Company, as of the Record Date, there were [_____] shares of Voting Stock outstanding, consisting of [_____] shares of Common Stock and [_____] shares of Series B Preferred Stock. According to the Company’s proxy statement, holders of Series B Preferred Stock are entitled to vote on all matters at the Annual Meeting together with holders of Common Stock on an as-converted basis. The Series B Series B Preferred Stock is convertible into shares of Common Stock at a ratio of 14,000 shares of Series B Preferred Stock to one share of Common Stock. As of the Record Date, the outstanding Series B Preferred Stock, was convertible into [_____] shares of Common Stock.

THIS SOLICITATION IS BEING MADE BY LAND & BUILDINGS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH LAND & BUILDINGS IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

LAND & BUILDINGS URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GOLD proxy card are available at

www.savetaubman.com

2

IMPORTANT

Your vote is important, no matter how few shares of Voting Stock you own. Land & Buildings urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees and in accordance with Land & Buildings’ recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Voting Stock are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Land & Buildings, c/o First Coast Results, Inc., in the enclosed postage-paid envelope today.
•	If your shares of Voting Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Voting Stock, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Voting Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our two Nominees only on our GOLD proxy card. So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions, require assistance in voting your GOLD proxy card,

or need additional copies of Land & Buildings’ proxy materials,

please contact D.F. King & Co., Inc. (“D.F. King”) at the phone numbers listed below.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5500

All Others Call Toll-Free: (800) 207-3159

Email: tco@dfking.com

3

Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

•	For 14 years, Land & Buildings’ Founder and Chief Investment Officer, Jonathan Litt, has analyzed and published investment opinions on the Company.
•	For the past nine years, since Land & Buildings was formed, Mr. Litt has continued to analyze the investment opportunity at the Company and meet with members of its management team.
•	On May 13, 2016, Mr. Litt e-mailed the Company’s Chairman, President and Chief Executive Officer, Robert S. Taubman (“Bobby Taubman”), to schedule a meeting to discuss the Company.
•

On June 7, 2016, Mr. Litt and Craig Melcher, Co-Founder/Portfolio Manager of Land & Buildings, met with Mr. Bobby Taubman, Simon J. Leopold, the Company’s Chief Financial Officer, and Ryan Hearn, the Company’s Vice President of Investor Relations. At this meeting, the representatives of Land & Buildings and the Company had an open dialogue on many topics, including Land & Buildings’ concerns with the Company’s stock price, operating underperformance (inferior net operating income margins and bloated general and administrative expense), poor capital allocation decisions (Asian and other projects as well as overall size of the development pipeline), and egregious corporate governance practices as well as Land & Buildings’ belief that the Company’s stock price trades at a discount relative to its net asset value and the paths available to close the valuation discount. Mr. Bobby Taubman expressed his desire to keep such discussions private and not in writing.

•	On August 3, 2016, Mr. Litt e-mailed Mr. Bobby Taubman to schedule a meeting to further discuss the Company.
•

On August 16, 2016, Mr. Litt and Mr. Bobby Taubman had a meeting during which Mr. Litt reiterated his concerns regarding the Company’s stock trading at a discount to net asset value and discussed ways that the Company’s valuation could be improved, including enhancing operating results, improving capital allocation and adhering to corporate governance best practices. Mr. Litt offered to join the Board to reach a collaborative solution.

•	On August 30, 2016, Mr. Litt e-mailed Mr. Bobby Taubman to schedule a meeting to further discuss the Company.
•

On September 13, 2016, Mr. Litt and Mr. Bobby Taubman met to further discuss Mr. Litt’s concerns regarding the Company’s operating underperformance, poor capital allocation decisions and egregious corporate governance practices as well as why the Company has traded at a discount to net asset value. Mr. Bobby Taubman said that he had considered Mr. Litt’s concerns and believed they lacked merit. By the end of the meeting, it became clear to Mr. Litt that a collaborative solution was not able to be reached at that time.

•	On October 19, 2016, Land & Buildings issued a press release and an open letter to the independent members of the Board informing them that Land & Buildings had released an investor presentation titled, “Unlocking Trapped Value Rooted in Decades of Poor Stewardship,” highlighting what Land & Buildings believed to be the opportunities available to the Company and that Land & Buildings would be hosting a public conference call later that day to discuss the presentation. The investor presentation and public conference call highlighted Land & Buildings’ belief that the Company was substantially undervalued, and how, in Land & Buildings’ view, the substantial discount to the estimated net asset value of the Company could be unlocked by modernizing the Company’s corporate governance and improving its operations and capital allocation.
4

•	Also on October 19, 2016, the Company issued a press release in response to Land & Buildings’ press release and presentation from earlier that day stating that the Board and management are committed to serving the best interests of all of its shareholders.
•	On October 24, 2016, Land & Buildings issued a press release expressing its belief that the Company violated its Amended and Restated Articles of Incorporation (the “Charter”) by reducing the size of the Board from nine directors to eight directors following William U. Parfet’s resignation on September 27, 2016. Land & Buildings explained in the press release that the Charter provides that the size of the Board will be fixed at nine directors so long as the holders of the Series B Preferred Stock continue to have the right to designate up to four nominees to the Board and that the Company’s public disclosure has made it clear that the holders of the Series B Preferred Stock continue to have such rights.
•	On October 25, 2016, the day after Land & Buildings’ press release on the likely Charter violation, the Company filed a Form 8-K stating that it expects to add a new director to replace Mr. Parfet after shrinking the Board to eight members.
•	On October 26, 2016, Land & Buildings issued a press release in response to the Company’s disclosure from the prior day that it was conducting a search for Mr. Parfet’s replacement. Land & Buildings also highlighted its view that the Company the Board to unilaterally appoint a new Board member without shareholder input and the various criteria that any new director nominee put forward by the Board should meet to reverse the course of value destruction at Taubman.
•	On December 6, 2016, Land & Buildings delivered a private letter to the Audit Committee of the Board stating that it was deeply concerned with the apparent long-time dominance over the Company by the Taubman family (consisting of Mr. Bobby Taubman, Chief Operating Officer and director William "Billy" Taubman, Gayle Taubman Kalisman and the A. Alfred Taubman Restated Revocable Trust, the “Taubman Family”). In the letter, Land & Buildings urged the Audit Committee to retain its own advisors, separate and apart from the Company’s and the Taubman Family’s advisors, to investigate various issues, including, in Land & Buildings’ view, (i) an apparent Charter violation as a result of the Taubman Family’s ownership of shares in excess of the ownership limitations, (ii) the resulting potential REIT status qualification risk, (iii) the Taubman Family’s likely violation of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for failing to make certain filings, and (iv) whether the Taubman Family complied with applicable antitrust regulations under the Hart-Scott-Rodino Act. Land & Buildings asked for a response from the Audit Committee by December 12, 2016.
•	On December 13, 2016, Land & Buildings issued a press release summarizing the concerns it had raised to the Audit Committee on December 6, 2016, and announcing that it would be hosting a public conference call later that day to discuss the press release.
•	On December 15, 2016, the Company issued a press release announcing its appointment of Cia Buckley Marakovits to the Board and existing Board member Myron E. “Mike” Ullman III as Lead Director.
•	On December 16, 2016, Land & Buildings issued a press release commenting on the corporate governance announcements made by the Company the prior day, which Land & Buildings’ believe were reactive to its involvement. Land & Buildings also noted that while it would typically welcome these changes, it questioned whether the appointment of Ms. Marakovits to the Board and Mr. Ullman as Lead Director were appropriate and in the best interests of shareholders.
5

•	On January 24, 2017, Land & Buildings issued a press release and an open letter to the independent members of the Board describing its continued frustrations with the independent directors and their apparent failure to address the Company’s undervaluation and outlining Land and Buildings’ plan to help unlock value at the Company. In the letter, Land and Buildings stated that if the Company continued to ignore its concerns and recommendations, Land & Buildings was prepared to nominate directors for election at the Annual Meeting.
•	On February 2, 2017, Land & Buildings delivered a private letter to Mr. Ullman, stating that it was deeply concerned about the impact the Company’s stock price has suffered as a result of the Taubman Family’s effective control of the Company through their ownership of the Series B Preferred Stock, which they purchased in 1998 for $38,400. Land & Buildings suggested a special committee of the Board, consisting of the Board’s independent directors, be created and an independent advisor hired to evaluate ways to address the Taubman Family’s ownership of the Series B Preferred Stock.
•	On February 13, 2017, Land & Buildings issued a press release and an open letter to the independent members of the Board following another quarter of disappointing earnings results, from both an operational and capital allocation standpoint, which Land & Buildings believes is related to the Taubman Family’s effective control and influence over the Company. Land & Buildings further stated that it was highly disturbed that the Company has destroyed shareholder value rather than engage constructively with Land & Buildings to identify ways to unlock value.
•	On February 23, 2017, Mr. Litt, in an effort to have productive separate discussions with Mr. Bobby Taubman and Mr. Ullman, e-mailed each of Mr. Bobby Taubman and Mr. Heaphy and meetings were subsequently scheduled.
•	On February 24, 2017, Mr. Litt and Mr. Bobby Taubman had a telephonic meeting, during which they discussed the previously stated issues that Land & Buildings believes to be contributing to the Company’s depressed valuation. Mr. Bobby Taubman reiterated his prior views that the Company was on the right path and suggested no productive collaboration with Land & Buildings was necessary.
•	On March 1, 2017, Land & Buildings delivered a letter (the “Nomination Letter”) to the Company’s General Counsel, Executive Vice President and Assistant Secretary, Chris B. Heaphy, providing formal notice to the Company, in accordance with its Restated By-laws (the “Bylaws”), of Land & Buildings’ nomination of Charles Elson and Mr. Litt for election to the Board at the Annual Meeting.
•	On March 2, 2017, Land & Buildings issued a press release announcing its delivery of the Nomination Letter to the Company. In the press release, Land & Buildings stated that its highly-qualified nominees have the right mix of governance expertise and sector experience to address the numerous issues that it believes to have persistently plagued the Company. Land & Buildings also reiterated its belief that the Company’s governance changes since Land & Buildings’ initial engagement were reactive to its involvement and designed to preserve the status quo.
•	On March 9, 2017, Messrs. Litt and Melcher met with Messrs. Ullman and Hearn in Dallas, Texas, during which Messrs. Litt and Melcher reiterated Land & Buildings’ preference to work constructively with the Board to address the issues plaguing the Company and ways to remedy such issues. Land & Buildings also explained why Messrs. Litt’s and Elson’s experience would be highly valuable to the Board.
6

•	Also on March 9, 2017, Mr. Heaphy contacted Mr. Elson to schedule a telephonic meeting between Messrs. Elson and Ullman for the following day.
•	On March 10, 2017, Mr. Elson and Mr. Ullman had a telephonic meeting where Mr. Elson expressed his desire to work collaboratively with the Company and highlighted his significant experience serving on the boards of various companies whose long-term shareholders have enjoyed attractive outcomes based in part on Mr. Elson’s efforts to enhance corporate governance, replace management and explore strategic alternatives for such companies. Mr. Elson also expressed to Mr. Ullman that the Company’s poor corporate governance provided an attractive opportunity for him to apply his expertise.
•	On March 13, 2017, Land & Buildings delivered a private letter to Mr. Ullman reiterating Land & Buildings’ strong preference to work collaboratively with the Board. Land & Buildings stated that Messrs. Elson and Litt bring unique perspectives that would meaningfully contribute to the direction of the Company and offered for Messrs. Elson and Litt to attend the Company’s next Board meeting to share their views.
•	On March 22, 2017, Land & Buildings delivered a books and records request to the Company pursuant to Section 450.1487 of the Michigan Business Corporation Act.
•	On March 24, 2017, Land & Buildings filed its preliminary proxy statement in connection with the Annual Meeting.
•	On March 31, 2017, the Company filed its preliminary proxy statement in connection with the Annual Meeting.
•	On April 6, 2017, Land & Buildings delivered a private letter to Mr. Ullman stating that it is deeply disappointed that Mr. Ullman, as Lead Director, has not responded to Land & Buildings’ concerns as well as its suggestion that its Nominees and other leading REIT professionals present to the Board their views and perspectives on the Company. Land & Buildings also reiterated its preference to work collaboratively with the Company.
•	Also on April 6, 2017, Land & Buildings filed amendment no. 1 to its preliminary proxy statement in connection with the Annual Meeting.
•	On April 14, 2017, Land & Buildings filed amendment no. 2 to its preliminary proxy statement in connection with the Annual Meeting.

7

REASONS FOR THE SOLICITATION

As a long-term shareholder of the Company, Land & Buildings has conducted extensive due diligence on the Company. In doing so, we have carefully analyzed the Company’s operating and financial performance as well as the competitive landscape in the REIT industry in which it operates. We have also attempted to have a meaningful dialogue with the Board and management team to discuss our concerns and the opportunities that we believe are available to create value for the benefit of all shareholders.

We believe our knowledge of the Company’s business has given us a solid foundation for analyzing both the Company’s risks and value-enhancing opportunities. Unfortunately, this Board has, in our view, presided over an extended period of poor stock price performance, inferior margins, poor capital allocation and abysmal corporate governance.

Further, despite our sincere efforts to engage constructively with the Company, we are disappointed by the Board’s apparent failure to adequately address the issues we have identified and now believe a greater sense of urgency for creating shareholder value is required at the Board level to best position the Company and its owners for long-term success.

We are therefore soliciting your support to elect our Nominees at the Annual Meeting because we have little confidence that the Board, as currently composed, has the objectivity and commitment to take the steps necessary to enhance shareholder value at the Company. We believe our Nominees would bring significant and relevant experience, new insight and fresh perspectives to the Board as well as a deep commitment to shareholder-alignment.

We Are Concerned with the Company’s Prolonged Stock Price Underperformance

Shareholders should be seriously concerned with the Company’s stock price underperformance. As displayed in the chart below, the Company has significantly underperformed its peers over the past one, three, and five-year periods.1

Total Shareholder Return
	1--Year	3-Year	5-Year
TCO	-1%	20%	65%
High Quality Peer Avg.	3%	49%	122%
TCO Underperformance	-4%	-29%	-57%
Source: Land & Buildings; Bloomberg[1]

We believe the Company’s poor stock performance stems from numerous issues that have plagued the Company under this Board’s watch and under the leadership of Chairman and CEO Bobby Taubman, including inferior operating results, poor capital allocation decisions and abysmal corporate governance. Notably, these issues have contributed to the Company’s total shareholder return lagging its peers by a staggering 57% over the past five years.

1 Reflects total returns for the trailing 1-, 3- and 5-year periods through October 14, 2016 (a few days prior to Land & Buildings public involvement with respect to the Company) as obtained from Bloomberg share price data for the Company and the High Quality Peers. Peer group defined by Land & Buildings as high quality mall peers GGP, Inc. (NYSE: GGP), The Macerich Company (NYSE: MAC) and Simon Property Group Inc. (NYSE: SPG), which are the only U.S. publically traded regional mall companies (in addition to the Company) that primarily own class A, high sales productivity, enclosed regional malls (collectively, “High Quality Peers”). High Quality Peers selected by Land & Buildings from the Company’s Executive Compensation Peer Group for 2016 as disclosed in the Company’s proxy statement for the Annual Meeting.

8

Despite this poor performance, the Board, in our view, has not taken sufficient action to improve performance or hold management accountable.

We Are Concerned with the Company’s Poor Operating Performance

Despite owning one of the best publicly traded U.S. mall portfolios, the Company’s premier malls have generated inferior operating results, which we believe stem from a multitude of issues, including a bloated cost structure, small or non-existing food courts, limited kiosk offerings and few temporary tenants. Notably, as displayed in the chart below:

•	The Company’s earnings before interest, tax, depreciation and amortization (EBITDA) margins remained below 60%, 690 basis points below its peers in 2016 and have persistently lagged its peers by an average of 770 basis points over the past 5 years.
•	The Company’s general and administrative expense (G&A) as a percentage of revenue in 2016 was 5.7% of revenue, four times the level of its peers. Bloated G&A expense relative to peers has persisted the past 5 years.

General and Administrative Expense as a % of Revenue
	2012	2013	2014	2015	2016	5 Year Average
TCO	4.8%	5.6%	5.9%	6.4%	5.7%	5.7%
High Quality Peer Avg.	1.4%	1.6%	1.6%	1.6%	1.5%	1.5%
TCO Bloated G&A	3.3%	4.1%	4.3%	4.8%	4.6%	4.1%

EBITDA Margin
	2012	2013	2014	2015	2016	5 Year Average
TCO	57.0%	58.1%	57.3%	59.2%	59.6%	58.2%
High Quality Peer Avg.	64.9%	65.2%	65.9%	67.2%	66.5%	66.0%
TCO Poor EBITDA Margin	-7.8%	-7.1%	-8.6%	-8.0%	-6.9%	-7.7%

Note: Figures reflect pro rata ownership of assets; Land and Buildings’ estimates used where the Company does not disclose each metric.2

Sources: Company and High Quality Peers publicly available information, including earnings releases and earnings supplementals filed on Form 8-K for each of the figures referenced during the respective year referenced; Land & Buildings’ analysis

2 As further detailed in Appendix A, for each company, Land & Buildings identified what it believes to be the most comparable figures to arrive at such company’s share of income statement figures, including consolidated figures as well as estimated percentages of unconsolidated figures, to match each respective company’s ownership percentage of its assets. Land & Buildings’ analysis is subject to the following limitations: (i) each company does not disclose operating results using the same line items, (ii) company disclosure of unconsolidated assets varies by company and (ii) not all companies provide net operating income and EBITDA, in which case Land & Buildings has estimated such figures as set forth on Appendix A.

9

The Company’s inferior margins demonstrate an alarming disregard for cost control.

We Are Concerned with the Board’s Poor Capital Allocation Decisions

The Board has overseen poor capital allocation, which we believe has resulted in inferior returns on new investments. Specifically, in our view, poorly conceived new malls in recent years, which have not only cost more than planned but have taken longer to build than expected, have delivered returns well below initial expectations during Chairman and CEO Bobby Taubman’s tenure. Consider the following examples:

•	In 2005, the Company opened an office in Asia and twelve years later the Asian experiment has, in our view, been underwhelming with unproven projects that we believe to be largely outside of the Company’s core competency.
•	In 2012, the Company embarked on the development of the Mall of San Juan, where cost was 35% above the initial budget at an excessive cost, in our view, of nearly $900 per square foot, yields fell woefully short of the target and the project opened six months late.
•	In 2012, the Company’s foray in outlet development with Taubman Prestige Outlets Chesterfield near St. Louis, despite a formidable competitor, has been disappointing, with development costs of $430 per square foot, approximately 80% higher than its competitor, and a “modest” yield that fell well short of the Company’s initial expectations and the yield achieved by its competitor.
•	In 2013, the Company’s Hawaii development International Market Place cost 25% more than its initial budgets, the project opened late and the Company lowered its yield expectations.
•	In 2016, the Company acknowledged that Beverly Center, one of its crown jewels, had fallen behind peers and now requires a $500 million investment that we believe will generate little to no return and add effectively no new space to lease while the Company’s competitor’s asset is thriving and investment spending is expected to generate attractive returns.

Despite the numerous development disappointments, the Board appears poised to give a green light to another large scale mall development in Korea later this year or next year.

We believe the Board’s undisciplined approach to capital allocation demonstrates its apparent inability or unwillingness to be an effective steward of shareholder capital.

We Are Concerned with the Company’s Poor Corporate Governance

We are concerned with the Company’s poor corporate governance, which we believe severely limits the ability of shareholders to seek effective change at the Company. In fact, Green Street Advisors, the leading independent research and advisory firm in the REIT industry (“Green Street”), has given the Company the worst governance rating among all REITs.

The Board is classified into three separate classes, meaning its directors are only subject to re-election by shareholders once every three years. We believe the ability of shareholders to select directors each year is an important check on the performance of the Board and is critical in allowing shareholder input on the direction and state of the Company and the best group of individuals to oversee their investment. To the contrary, the Board’s current classified structure, in our view, impedes shareholders’ ability to regularly and effectively evaluate the performance of their directors and insulates and entrenches the incumbent directors.

Notably, the Company is one of only three REITs with a staggered board out of the eighty-three companies covered by leading independent research and advisory firm Green Street.3 Perhaps even more concerning is the fact that the Board has remained classified despite a majority of the Company’s shareholders who voted in 2007 and 2008 supporting shareholder-proposals to declassify the Board. In fact, Institutional Shareholder Services Inc. (ISS), a leading proxy voting advisory firm, recommended that shareholders vote against all three directors up for re-election at the Company’s 2009 annual meeting of shareholders given the Board’s failure to listen to the will of its shareholders to declassify the Board.

3 According to Green Street based on the universe of REITs covered by Green Street.

10

We are also concerned with Bobby Taubman’s continued dual position as Chairman and CEO of the Company, which we believe has contributed to the Board’s apparent ineffective oversight of the Company. Separating the roles of Chairman and CEO is broadly considered governance best practice as it promotes oversight of risk, curbs conflicts of interests and more effectively manages the relationship between the Board and management. Notably, Bobby Taubman has served as Chairman of the Board since 2001 and as CEO since 1990.

In our view, the Board is stale and dominated by long-tenured directors who have presided over the Company’s prolonged underperformance. The average tenure of the Board is fifteen years with the average age at nearly seventy years old.4 Further, current director Jerome Chazen, who was recently Chairman of the Audit Committee, served in such capacity at nearly ninety years old, having initially joined the Board in 1992. We believe the Company’s stock price has suffered due to the lack of fresh perspective on the Board and that change on the Board is critical to ensure renewed focus and commitment on delivering shareholder value.

We believe the Company’s poor corporate governance emanates from the Taubman Family’s effective control of the Company. The Board allowed the Taubman Family to acquire an approximate 30% vote in the Company for a cost of just $38,400. In fact, the Company itself has even acknowledged the Taubman Family’s control:

“Based on information contained in filings made with the SEC, as of December 31, 2016, the Taubman Family has the power to vote approximately 30% of the outstanding shares of our common stock and our Series B Series B Preferred Stock, considered together as a single class, including approximately 96% of our outstanding Series B Series B Preferred Stock. Our shares of common stock and our Series B Series B Preferred Stock vote together as a single class on all matters generally submitted to a vote of our shareowners, and the holders of the Series B Series B Preferred Stock have certain rights to nominate up to four individuals for election to our Board of Directors and other class voting rights. Robert S. Taubman serves as our Chairman of the Board, President, and Chief Executive Officer. William S. Taubman serves as our Chief Operating Officer and one of our directors. These individuals occupy the same positions with the Manager. As a result, the Taubman Family may exercise significant influence with respect to the election of our Board of Directors, the outcome of any corporate transaction or other matter submitted to our shareowners for approval, including any merger, consolidation or sale of all or substantially all of our assets. In addition, because our Articles impose a limitation on the ownership of our outstanding Capital Stock by any person and such ownership limitation may not be changed without the affirmative vote of holders owning not less than two-thirds of the outstanding shares of Capital Stock entitled to vote on such matter, it would be very difficult, as a practical matter, for there to be a change in control of our Company without the affirmative vote of the Taubman Family.” (emphasis added)

– 10-K filed by the Company on February 23, 2017

4 Based on board composition, excluding most recent appointment of Cia Marakovits, prior to Land & Buildings’ public involvement.

11

We believe the Taubman Family’s control has contributed to a number of concerning actions at the Company, including the Board’s unilateral rejection of Simon Property Group’s unsolicited offer to acquire the Company at a 30% premium to the Company’s stock price on the day Simon Property Group made its offer.5 Six of the current directors, including Chairman Bobby Taubman and Lead Director Myron Ullman, were on the Board during this time.

Likewise concerning is the Board having previously overseen the Taubman Family’s pledge of more than one-third of the operating partnership units then held by the Taubman Family as loan collateral. In fact, ISS recommended against the election of the Audit Committee members at the 2016 annual meeting of shareholders “due to the board's failure to establish a policy to mitigate or prevent the risks caused by share pledging.” We believe the Taubman Family has since reduced the number of operating partnership units it has pledged as loan collateral in reaction to the concerns we and ISS have raised regarding such pledging activity.

The Taubman Family’s influence over the Company and the Board has, in our view, contributed to the Company’s poor corporate governance practices, including:

•	The classified Board structure.
•	The 15-year average tenure of the Board.
•	The combined roles of Chairman and CEO.
•	The supermajority vote requirement to amend certain Charter and Bylaw provisions and to remove directors without cause.
•	The ability of shareholders to act only by unanimous written consent and to call a special meeting only with the support of 30% of the voting power.
•	The Board’s rejection of a takeover offer at a substantial premium and allowing the Taubman Family to pledge shares as loan collateral.

In our view, these actions display a misalignment of interests between the Board and its shareholders. We therefore believe change is not only long-overdue, but is required to ensure the Board delivers on its fiduciary duties to properly hold management accountable and provide effective oversight of the Company and to ensure that it pursues opportunities to protect and enhance shareholder value.

If elected to the Board at the Annual Meeting, our Nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to identify and explore opportunities to maximize shareholder value, including assessing changes to the Company’s corporate governance such as declassifying the Board and separating the roles of Chairman and CEO, improving operations by evaluating best practices throughout the industry and improving capital allocation by enacting strict return on capital hurdles necessary to proceed with any and all aspects of projects. However, if elected, our Nominees will constitute a minority of the Board and there can be no guarantee that they will be able to implement the actions that they believe are necessary to maximize shareholder value.

5 According to Simon Property Group’s press release, dated November 13, 2002.

12

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board currently consists of nine directors: three directors whose terms will expire at the Annual Meeting, three directors whose terms will expire at the 2018 Annual Meeting of Shareholders (“2018 Annual Meeting”), and three directors whose terms will expire at the 2019 Annual Meeting of Shareholders.  We are seeking your support at the Annual Meeting to elect our two Nominees, each of whom is currently independent of the Company. Each of our Nominees, if elected at the Annual Meeting, will serve until the 2020 Annual Meeting and until his successor shall have been duly elected and qualified, or until his death, resignation, or removal. According to the Company's proxy statement, the Company intends to nominate three candidates for election to the Board. Your vote to elect our Nominees will have the legal effect of replacing two incumbent directors with the Nominees. If elected, our Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they can implement the actions that they believe are necessary to enhance shareholder value. There is no assurance that any incumbent director will serve as a director if one or more of our Nominees are elected to the Board. You should refer to the Company's Proxy Statement for the names, background, qualifications and other information concerning the Company's nominees.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The ages shown below are as of the date of the filing of this proxy statement. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States.

Charles Elson, age 57, has served as the Edgar S. Woolard, Jr., Chair in Corporate Governance and the Director of the John L. Weinberg Center for Corporate Governance at the University of Delaware, since 2000. Mr. Elson has also served as Consultant to the law firm Holland & Knight LLP, since 1995. Mr. Elson formerly served as a Professor of Law at Stetson University College of Law in St. Petersburg, Florida, from 1990 until 2001. He presently serves as a Director at HealthSouth Corporation (NYSE:HLS), a healthcare services provider, since 2004, including his service as Chair of the Finance Committee, since 2013, and as a member of the Nominating/Corporate Governance Committee, since 2004. Mr. Elson also serves as a Director at Bob Evans Farms Inc. (NASDAQ:BOBE), a restaurant and food products company, since 2014, including his service as Chair of the Nominating/Corporate Governance Committee, since 2014 and as a member of the Compensation Committee, since 2014. Previously, Mr. Elson served as a member of the Board of Directors of a number of publicly-traded companies including: Circon Corporation (formerly NASDAQ:CCON), a medical products maker, from 1997 to 1999; Sunbeam Corporation, the consumer products manufacturer, from 1996 to 2002; Nuevo Energy Company (formerly NYSE: NEV), an independent oil and natural gas producer, from 1998 until it was acquired by Plains Exploration & Production Company (NYSE:PXP) in 2004; and AutoZone, Inc. (NYSE:AZO), the national automobile parts retailer, from 2000 to 2008. He served on the National Association of Corporate Directors Advisory Council and is Vice Chairman of the ABA Business Law Section's Committee on Corporate Governance, and was previously a member of its Committee on Corporate Laws. He is also a member of the Standing Advisory Group of the Public Company Accounting Oversight Board. Mr. Elson began his career at Sullivan & Cromwell LLP, where he served as an Associate in the Corporate Finance and Mergers & Acquisitions practice, from 1986 to 1990. Mr. Elson earned his A.B. from Harvard College and his J.D. from the University of Virginia Law School. Land & Buildings believes Mr. Elson’s distinguished career and significant experience serving as a director of a number of public companies well qualifies him to serve on the Board.

13

Jonathan Litt, age 52, is the Founder and Chief Investment Officer of Land & Buildings Investment Management, LLC, a registered investment advisor specializing in publicly traded real estate and real estate related securities (“L&B Management”), which he founded in 2008. Prior to founding L&B Management, Mr. Litt was Managing Director and Senior Global Real Estate Analyst at Citigroup, where he was responsible for Global Property Investment Strategy, coordinating a 44-person team of research analysts located across 16 countries. Mr. Litt has served as a director of Children with Dyslexia Scholarship Fund since 1998 and Land & Buildings Offshore Fund, Ltd. since 2008. He previously served as a director of Mack-Cali Realty Corporation (NYSE: CLI), a leading owner, manager, and developer of office and class A residential real estate throughout the Northeast, from March 2014 to August 2016, where he served as a member of the Audit Committee. Mr. Litt holds a Bachelor of Arts degree in Economics from Columbia University and a Master of Finance degree from New York University's Stern School of Business. Land & Buildings believes that Mr. Litt is well-qualified to serve as a director of the Company given his extensive experience as a director, his lengthy history in the real estate investment industry, and his expertise gained as Founder and Chief Investment Officer of L&B Management.

The principal business address of Mr. Elson is 1002 Westover Road, Wilmington, Delaware 19807. The principal business address of Mr. Litt is 1 Landmark Square, 7th Floor, Stamford, Connecticut 06901.

As of the date hereof, Mr. Elson does not own beneficially or of record any securities of the Company and has not entered into any transactions in securities of the Company during the past two years. As of the date hereof, Mr. Litt directly owns 436 shares of the Company’s 6.5% Series J Cumulative Redeemable Preferred Stock (the “Series J Preferred Stock”). Reference is made to the Charter for details regarding the Series J Preferred Stock, including the preferences, limitations as to dividends, voting and other rights, and the terms and conditions of redemption of the Series J Preferred Stock.

In addition, Mr. Litt, as the managing principal of L&B Management, which is the investment manager of each of L&B Opportunity and L&B Capital and the investment advisor of certain managed accounts (the “Managed Accounts”), may be deemed the beneficial owner of the (i) 185,600 shares of Common Stock owned directly by L&B Capital, (ii) 97,600 shares of Common Stock owned directly by L&B Opportunity, and (iii) 435,247 shares of Common Stock held in the Managed Accounts. Mr. Litt has not entered into any transactions in securities of the Company during the past two years. For information regarding transactions in securities of the Company during the past two years by L&B Capital, L&B Opportunity and L&B Management through the Managed Accounts, see Schedule I.

Each of the Nominees may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Exchange Act. Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he does not directly own. For information regarding purchases and sales during the past two years by members of the Group of securities of the Company, see Schedule I.

The Members of Land & Buildings and the Nominees are collectively referred to as the “Group” herein.

14

L&B Management has signed a letter agreement, pursuant to which it has agreed to indemnify Mr. Elson against claims arising from the solicitation of proxies from the Company’s shareholders in connection with the Annual Meeting and any related transactions.

L&B Capital has signed a compensation letter agreement with Mr. Elson, pursuant to which it has agreed to pay Mr. Elson: (i) $15,000 in cash as a result of the submission by L&B Capital of its nomination of Mr. Elson to the Company and (ii) $15,000 in cash upon the filing of a definitive proxy statement by Land and Buildings with the Securities and Exchange Commission relating to the solicitation of proxies in favor of Mr. Elson’s election as a director at the Annual Meeting or earlier, at the discretion of Land & Buildings.

Previously, Mr. Elson was nominated by L&B Capital for election at the 2016 Annual Meeting of Shareholders of NorthStar Asset Management Group Inc. (“NSAM”). In connection with such nomination, Mr. Elson entered into similar indemnification and compensation letter agreements with L&B Capital and L&B Management. Under the indemnification letter agreement, L&B Management agreed to indemnify Mr. Elson against claims arising from the solicitation of proxies from NSAM’s shareholders in connection with NSAM’s 2016 Annual Meeting and any related transactions. Under the compensation letter agreement, L&B Capital agreed to pay Mr. Elson (i) $5,000 in cash as a result of the submission by L&B Capital of its nomination of Mr. Elson to NSAM and (ii) $5,000 in cash upon the filing of a definitive proxy statement by Land and Buildings with the Securities and Exchange Commission relating to the solicitation of proxies in favor of Mr. Elson’s election as a director at NSAM’s 2016 Annual Meeting. Mr. Elson was paid $5,000 under such compensation letter agreement.

Mr. Elson was also previously nominated by L&B Capital for election at the 2015 Annual Meeting of Shareholders of Associated Estates Realty Corporation (“AEC”). In connection with such nomination, Mr. Elson entered into a similar indemnification letter agreement with L&B Management, pursuant to which L&B Management agreed to indemnify Mr. Elson against claims arising from the solicitation of proxies from AEC’s shareholders in connection with AEC’s 2015 Annual Meeting and any related transactions. Mr. Elson did not enter into a compensation letter agreement with respect to his nomination to AEC by L&B Capital.

Pursuant to an oral understanding, Land & Buildings also previously compensated Mr. Elson approximately $20,000 for providing certain consulting services in 2015.

Other than in connection with Mr. Elson serving as a nominee of Land & Buildings for election at the Annual Meeting, he is not employed by, or otherwise serving as an advisor or consultant to, Land & Buildings in any capacity.

Land & Buildings believes that each Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition, including NYSE Rule 303A.02 and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Other than as stated herein, and except for compensation received by Mr. Litt as an employee of Land & Buildings, there are no arrangements or understandings between Members of Land & Buildings and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Voting Stock represented by the enclosed GOLD proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominees in accordance with the Bylaws and shares of Voting Stock represented by the enclosed GOLD proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Land & Buildings that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve, constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

15

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Company’s Audit Committee has appointed KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017 and is proposing that shareholders ratify such appointment. The Company is submitting the appointment of KPMG LLP for ratification of the shareholders at the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR the Fiscal year ending December 31, 2017 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

16

PROPOSAL NO. 3

ADVISORY VOTE ON COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to indicate their support for the compensation of the Company’s executive officers. This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s executive officers and the philosophy, policies and practices described in the Company’s proxy statement. Accordingly, the Company is asking shareholders to vote for the following resolution:

“RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2017 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure.”

As disclosed in the Company’s proxy statement, the shareholder vote on the say-on-pay proposal is an advisory vote only, and is not binding on the Company, the Board or the Compensation Committee of the Board; however, the Company has disclosed that to the extent there is any significant vote against the named executive officer compensation as disclosed in the Company’s proxy statement, the Company will consider shareholders’ concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE SAY-ON-PAY PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

17

 PROPOSAL NO. 4

ADVISORY VOTE ON the FREQUENCY OF THE advisory vote on COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to indicate how frequently they would like the Company to hold an advisory vote on the compensation of the Company’s named executive officers, commonly known as a “say-on-pay” proposal. With respect to the frequency at which the Company holds future say-on-pay votes, shareholders may vote for “1 YEAR,” “2 YEARS,” or “3 YEARS” or mark the proxy “ABSTAIN.”

According to the Company’s proxy statement, this proposal is advisory only and not binding on the Company or the Board, but the results will be taken into consideration when making decisions regarding the frequency of future advisory votes on the compensation of the Company’s named executive officers.

We intend to vote “1 YEAR” on the advisory vote on the preferred frequency of holding advisory shareholder votes on the approval of executive compensation because it is not uncommon for a company to adopt or amend certain executive compensation plans, incentive plans or employment agreements during the course of any fiscal year, and we believe shareholders should have the opportunity to weigh in, on an advisory basis, on a company’s executive compensation practices on an annual basis to ensure proper accountability.

WE RECOMMEND, AND INTEND TO VOTE OUR SHARES, FOR THE OPTION OF “1 YEAR” FOR THIS PROPOSAL.

18

VOTING AND PROXY PROCEDURES

According to the Company’s proxy statement, holders of Common Stock and Series B Preferred Stock (on a fully converted basis) vote together as a single class on all matters at the Annual Meeting.  Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Shareholders who sell their shares of Voting Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Voting Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Voting Stock after the Record Date.

Shares of Voting Stock represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, FOR the ratification of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017, AGAINST the advisory vote to approve the Company’s executive compensation, 1 YEAR with respect to the frequency with which an advisory vote on executive compensation should be presented to the Company’s shareholders, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate three candidates for election as directors at the Annual Meeting. This Proxy Statement is soliciting proxies to elect not only our two Nominees, but also the candidate who has been nominated by the Company other than Robert S. Taubman and Myron E. Ullman, III. This gives shareholders the ability to vote for the total number of directors up for election at the Annual Meeting.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Voting Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of a majority of the outstanding shares of Voting Stock as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the shareholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in “street name” and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under rules of the New York Stock Exchange, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Voting Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, directors will be elected pursuant to a plurality voting standard, which means that the three nominees for director receiving the highest number of “FOR” votes will be elected as directors of the Company. With respect to the election of directors, only votes cast “FOR” a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. Neither an abstention nor a “broker non-vote” will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and “broker non-votes” will have no direct effect on the outcome of the election of directors.

19

Ratification of the Selection of Accounting Firm ─ According to the Company’s proxy statement, assuming that a quorum is present, the appointment of KPMG LLP will be deemed to have been ratified if the holders of two-thirds of the outstanding shares of Voting Stock vote in favor of ratification. The Company has indicated that “broker non-votes” will have no effect on the ratification of the selection, however, abstentions will act as a vote against this proposal.

Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the advisory vote on executive compensation will be approved if the holders of two-thirds of the outstanding shares of Voting Stock approve the Company’s resolution on executive compensation. The Company has indicated that “broker non-votes” and abstentions will act as a vote against this proposal.

Advisory Vote on the Frequency of Future “Say-On-Pay” Votes ─ According to the Company’s proxy statement, assuming that a quorum is present, the frequency of the advisory vote on executive compensation receiving the greatest number of votes (every 1, 2 or 3 years) will be considered the frequency recommended by shareholders. The Company has indicated that abstentions and “broker non-votes” will have no effect on this proposal.

Under applicable Michigan law, none of the holders of Voting Stock is entitled to dissenters’ rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your GOLD proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Land & Buildings’ recommendations specified herein and in accordance with the discretion of the persons named on the GOLD proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy), by voting again by telephone or through the Internet, by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed. The revocation may be delivered either to Land & Buildings in care of D.F. King at the address set forth on the back cover of this Proxy Statement or to the Company at 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304-2324 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Land & Buildings in care of D.F. King at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Voting Stock. Additionally, D.F. King may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Land & Buildings. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

20

Members of Land & Buildings have entered into an agreement with D.F. King for solicitation and advisory services in connection with this solicitation, for which D.F. King will receive a fee not to exceed $850,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. D.F. King will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Land & Buildings has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Voting Stock they hold of record. Land & Buildings will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that D.F. King will employ approximately 40 persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Land & Buildings. Costs of this solicitation of proxies are currently estimated to be approximately $1,200,000 (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Land & Buildings estimates that through the date hereof its expenses in connection with this solicitation are approximately $160,000. Land & Buildings intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation. Land & Buildings does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees and the Members of Land & Buildings are participants in this solicitation.

The principal business of each of L&B Capital, a Delaware limited partnership, and L&B Opportunity, a Delaware limited partnership, is serving as a private investment fund. The principal business of L&B GP, a Delaware limited partnership, is serving as the general partner of each of L&B Capital and L&B Opportunity. The principal business of L&B Management, a Delaware limited liability company, is serving as the investment manager of each of L&B Capital and L&B Opportunity and as the investment advisor of the Managed Accounts.

The address of the principal office of each of L&B Capital, L&B Opportunity, L&B GP, and L&B Management is 1 Landmark Square, 7th Floor, Stamford, Connecticut 06901.

As of the date hereof, L&B Capital directly owns 185,600 shares of Common Stock. As of the date hereof, L&B Opportunity directly owns 97,600 shares of Common Stock. As of the date hereof, 435,247 shares of Common Stock were held in the Managed Accounts. L&B GP, as the general partner of each of L&B Capital and L&B Opportunity, may be deemed the beneficial owner of an aggregate of 283,200 shares of Common Stock, owned by L&B Capital and L&B Opportunity. L&B Management, as the investment manager of each of L&B Capital and L&B Opportunity, and as the investment advisor of the Managed Accounts, may be deemed the beneficial owner of an aggregate of 718,447 shares of Common Stock, owned by L&B Capital and L&B Opportunity and held in the Managed Accounts. Mr. Litt, as the managing principal of L&B Management, which is the investment manager of each of L&B Capital and L&B Opportunity and the investment advisor of the Managed Accounts, may be deemed the beneficial owner of an aggregate of 718,447 shares of Common Stock, owned by L&B Capital and L&B Opportunity and held in the Managed Accounts.

Each participant in this solicitation, as a member of the Group with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 718,447 shares of Common Stock and 436 shares of Series J Preferred Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

21

The shares of Common Stock purchased by each of L&B Capital, L&B Opportunity, and held in the Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market, except as otherwise noted on Schedule I. The shares of Series J Preferred Stock purchased by Mr. Litt were purchased in the open market with personal funds.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Land & Buildings is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Land & Buildings is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

22

Shareholder PROPOSALS

Proposals of shareholders intended to be presented at the 2018 Annual Meeting must, in order to be included in the Company’s proxy statement and the form of proxy for the 2018 Annual Meeting, be received by the Company’s Secretary at 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304-2324 by the close of business on ________, 2017, and must otherwise be in compliance with the requirements of the Securities and Exchange Commission’s proxy rules.

Any director nomination or shareholder proposal of other business intended to be presented for consideration at the 2018 Annual Meeting, but not intended to be considered for inclusion in the Company’s proxy statement and form of proxy related to such meeting (i.e. not pursuant to Rule 14a-8 of the Exchange Act), must be received by the Company at the address stated above between ________, 2018 and the close of business on ________, 2018 to be considered timely. However, if the 2018 Annual Meeting occurs more than 30 days before or 60 days after ________, 2018, the Company must receive nominations or proposals (A) not later than the close of business on the later of the 90th day prior to the date of the 2018 Annual Meeting or the 10th day following the day on which public announcement is made of the date of the 2018 Annual Meeting, and (B) not earlier than the 120th day prior to the 2018 Annual Meeting.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2018 Annual Meeting is based on information contained in the Company’s proxy statement. The incorporation of this information in this proxy statement should not be construed as an admission by Land & Buildings that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING based on reliance on Rule 14a-5(c). THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Land & Buildings Capital Growth Fund, LP

_________________, 2017

23

SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Date of Purchase/Sale

land  & buildings capital growth fund, lp

Purchase of Common Stock	55,000	07/31/2015
Purchase of Common Stock	13,300	08/13/2015
Purchase of Common Stock	13,400	08/17/2015
Sale of Common Stock	(81,700)	08/31/2015
Purchase of Common Stock	43,100	01/22/2016
Purchase of Common Stock	42,100	01/25/2016
Sale of Common Stock	(14,500)	01/29/2016
Purchase of Common Stock	32,105	02/02/2016
Sale of Common Stock	(20,600)	02/10/2016
Purchase of Common Stock	28,200	02/11/2016
Sale of Common Stock	(33,100)	02/12/2016
Purchase of Common Stock	39,300	02/29/2016
Sale of Common Stock	(13,200)	03/08/2016
Sale of Common Stock	(41,400)	03/09/2016
Sale of Common Stock	(27,000)	03/15/2016
Sale of Common Stock	(28,000)	03/16/2016
Sale of Common Stock	(7,005)	03/18/2016
Purchase of Common Stock	87,500	05/04/2016
Purchase of Common Stock	22,300	06/09/2016
Purchase of Common Stock	18,100	06/24/2016
Sale of Common Stock	(19,200)	06/29/2016
Sale of Common Stock	(10,900)	06/30/2016
Purchase of Common Stock	21,200	07/11/2016
Purchase of Common Stock	10,900	07/19/2016
Sale of Common Stock	(23,400)	07/27/2016
Purchase of Common Stock	10,900	08/18/2016
Purchase of Common Stock	22,300	08/31/2016
Purchase of Common Stock	7,600	09/02/2016
Purchase of Common Stock	9,100	09/06/2016
Purchase of Common Stock	5,300	09/07/2016
Purchase of Common Stock	5,300	09/08/2016
Purchase of Common Stock	3,500	09/12/2016
Purchase of Common Stock	15,100	02/16/2017

I-1

L & B REAL ESTATE OPPORTUNITY FUND, LP

Purchase of Common Stock	12,700	01/22/2016
Purchase of Common Stock	11,400	01/25/2016
Purchase of Common Stock	9,758	02/02/2016
Sale of Common Stock	(6,800)	02/10/2016
Purchase of Common Stock	12,600	02/11/2016
Sale of Common Stock	(5,950)	02/12/2016
Sale of Common Stock	(10,400)	02/18/2016
Purchase of Common Stock	4,300	02/24/2016
Purchase of Common Stock	6,400	02/29/2016
Purchase of Common Stock	9,700	03/02/2016
Sale of Common Stock	(5,400)	03/04/2016
Sale of Common Stock	(4,300)	03/08/2016
Sale of Common Stock	(13,600)	03/09/2016
Sale of Common Stock	(8,900)	03/15/2016
Sale of Common Stock	(9,200)	03/16/2016
Sale of Common Stock	(2,308)	03/18/2016
Purchase of Common Stock	29,600	05/04/2016
Purchase of Common Stock	6,900	06/09/2016
Purchase of Common Stock	5,400	06/24/2016
Purchase of Common Stock	4,500	07/06/2016
Purchase of Common Stock	9,100	07/11/2016
Purchase of Common Stock	8,000	07/19/2016
Sale of Common Stock	(11,400)	07/27/2016
Purchase of Common Stock	11,900	08/18/2016
Purchase of Common Stock	4,500	08/31/2016
Purchase of Common Stock	4,100	09/07/2016
Purchase of Common Stock	4,400	09/08/2016
Purchase of Common Stock	16,300	10/17/2016
Purchase of Common Stock	4,300	02/16/2017

land  & buildings investment management, llc

(Through the Managed Accounts)

Purchase of Common Stock	3,524	07/31/2015
Purchase of Common Stock	900	08/13/2015
Purchase of Common Stock	900	08/17/2015
Sale of Common Stock	(5,324)	08/31/2015
Purchase of Common Stock	2,575	01/22/2016
Purchase of Common Stock	2,500	01/25/2016
Sale of Common Stock	(900)	01/29/2016
Purchase of Common Stock	1,937	02/02/2016
Sale of Common Stock	(1,200)	02/10/2016
Purchase of Common Stock	1,480	02/11/2016
Sale of Common Stock	(1,900)	02/12/2016
Purchase of Common Stock	2,400	02/29/2016
Sale of Common Stock	(737)	03/08/2016
Sale of Common Stock	(2,500)	03/09/2016
Sale of Common Stock	(1,600)	03/15/2016
Sale of Common Stock	(1,600)	03/16/2016
Sale of Common Stock	(455)	03/18/2016

I-2

Purchase of Common Stock	5,300	05/04/2016
Purchase of Common Stock	1,300	06/09/2016
Purchase of Common Stock	1,100	06/24/2016
Sale of Common Stock	(6,300)	06/28/2016
Purchase of Common Stock	2,600	07/11/2016
Purchase of Common Stock	700	07/19/2016
Sale of Common Stock	(1,300)	07/27/2016
Purchase of Common Stock	25,700	08/18/2016
Purchase of Common Stock	21,700	08/22/2016
Purchase of Common Stock	24,800	08/23/2016
Purchase of Common Stock	1,300	08/31/2016
Purchase of Common Stock	4,500	08/31/2016
Purchase of Common Stock	53,400	09/01/2016
Purchase of Common Stock	5,285	09/02/2016
Purchase of Common Stock	27,100	09/02/2016
Purchase of Common Stock	6,162	09/06/2016
Purchase of Common Stock	32,300	09/06/2016
Purchase of Common Stock	4,100	09/07/2016
Purchase of Common Stock	56,600	09/07/2016
Purchase of Common Stock	3,700	09/08/2016
Purchase of Common Stock	59,300	09/08/2016
Purchase of Common Stock	70,500	09/09/2016
Purchase of Common Stock	2,700	09/12/2016
Purchase of Common Stock	2,300	09/12/2016
Purchase of Common Stock	16,700	10/17/2016
Purchase of Common Stock	13,700	02/16/2017

I-3

SCHEDULE II

The following table is reprinted from the Company’s proxy statement filed with the Securities and Exchange Commission on March 31, 2017.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ownership Table

The following table sets forth information regarding the beneficial ownership of the Company's equity securities as of March 28, 2017 by each director and named executive officer (NEO) and all of the directors and executive officers as a group. The following table also sets forth information regarding the beneficial ownership of the Company's Voting Stock by beneficial owners of more than 5% of either class of the Company's Voting Stock. Each share of common stock and Series B Preferred Stock is entitled to one vote on each matter to be voted upon at the annual meeting.

The Series B Preferred Stock ensures that the Series B holders’ economic interests in the operating partnership are aligned with their voting interests in the Company. The Series B Preferred Stock is held by partners (other than the Company) in the operating partnership. The Series B Preferred Stock gives these partners a voting interest in the Company commensurate with their economic interest in the operating partnership and ensure “one share, one unit, one vote.”

The share information set forth in the table below (both numbers of shares and percentages) reflects ownership of common stock and Series B Preferred Stock in aggregate. The notes to the table include information regarding Series B Preferred Stock holdings of Robert Taubman, William Taubman, Gayle Taubman Kalisman, the A. Alfred Taubman Restated Revocable Trust and Taubman Ventures Group LLC. The notes also include the percentage ownership of the shares of common stock and/or Series B Preferred Stock on a separate basis to the extent the holder's ownership of such class represents greater than 1% of the outstanding shares. Unless otherwise indicated and subject to applicable community property laws, each owner has sole voting and investment power with respect to the shares listed below.

II-1

		Number of Shares Which Can Be Acquired Within 60 Days of Record Date
Directors, Executive Officers and More Than 5% Shareholders(1)	Number of Shares Owned Directly or Indirectly	Upon Exercise of Options Exercisable Within 60 Days	Held in Deferral Plans(2)	Number of Shares Beneficially Owned		Percent of Shares
Robert S. Taubman	25,600,262	68,115	871,262	26,539,639	(3)(7)	30.7
Simon J. Leopold	9,204	—	—	9,204		*
William S. Taubman	25,304,794	39,882	—	25,344,676	(4)(7)	29.6
René Tremblay	6,031	—	—	6,031		*
David S. Joseph II	6,959	—	—	6,959		*
Graham T. Allison	3,483	—	32,969	36,452		*
Jerome A. Chazen	60,000	—	37,129	97,129		*
Craig M. Hatkoff	5,261	—	—	5,261		*
Peter Karmanos, Jr.	45,913	—	33,016	78,929		*
Cia Buckley Marakovits	—	—	659	659		*
Ronald W. Tysoe	—	—	17,599	17,599		*
Myron E. Ullman, III	2,700	—	3,086	5,786		*
A. Alfred Taubman Restated Revocable Trust 200 E. Long Lake Road Suite 180 Bloomfield Hills, MI 48304	22,503,379	—	—	22,503,379	(5)(7)	26.3
Gayle Taubman Kalisman 200 E. Long Lake Road Suite 180 Bloomfield Hills, MI 48304	22,976,168	—	—	22,976,168	(6)(7)	26.8
Taubman Ventures Group LLC 200 E. Long Lake Road Suite 180 Bloomfield Hills, MI 48304	22,498,279	—	—	22,498,279	(7)	26.3
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	9,263,404	—	—	9,263,404	(8)	10.8
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	6,103,205	—	—	6,103,205	(9)	7.1
Vanguard Specialized Funds-Vanguard REIT Index Fund 100 Vanguard Blvd. Malvern, PA 19355	4,584,625	—	—	4,584,625	(10)	5.4
APG Asset Management US Inc. 666 3rd Ave, 2nd Floor New York, NY 10017	3,770,373	—	—	3,770,373	(11)	4.4
Directors and Executive Officers as a group (13 persons)	26,018,996	107,997	995,720	27,122,713	(12)	31.3

____________

* less than 1%

II-2

(1)	The Company has relied upon information supplied by certain beneficial owners and upon information contained in filings with the SEC. Except as set forth in note 3 regarding TRG units subject to issuance under the option deferral agreement, the share figures assume that all TRG units issued upon the exercise of options (options) granted under the 1992 Option Plan or the 2008 Omnibus Plan will be immediately exchanged for an equal number of shares of common stock in accordance with the Company’s exchange offer (the Continuing Offer) to holders of options and certain partners in TRG. Share figures shown also assume that outstanding TRG units are not exchanged for common stock under the Continuing Offer (to avoid duplication, as a corresponding number of shares of Series B Preferred Stock are owned by each holder of TRG units) and that outstanding shares of Series B Preferred Stock are not converted into common stock (which is permitted, under specified circumstances, at the ratio of one share of common stock for each 14,000 shares of Series B Preferred Stock, with any resulting fractional shares redeemed for cash). As of March 28, 2017, there were 85,639,479 beneficially owned shares of Voting Stock outstanding, consisting of 60,685,420 shares of common stock and 24,954,059 shares of Series B Preferred Stock.
(2)	See note 3 below for a description of Robert Taubman’s option deferral agreement.

Under the Taubman Centers, Inc. Non-Employee Directors’ Deferred Compensation Plan, the restricted share units granted are fully vested at the time of grant but do not have voting rights. The deferral period continues until the earlier of the termination of director service or a change of control.

(3)	Consists of (A) 239 shares of Series B Preferred Stock owned by Robert Taubman. 1,338,496 shares of Series B Preferred Stock owned by R & W-TRG LLC (R&W), a company owned by Robert Taubman and his brother, William Taubman (shared voting and dispositive power), 22,311,442 shares of Series B Preferred Stock owned by Taubman Ventures Group LLC (TVG) (shared voting and dispositive power), 5,000 shares of Series B Preferred Stock owned by TG Partners (shared voting and dispositive power), 472,650 shares of Series B Preferred Stock owned by TF Associates, LLC (TFA) (shared voting and dispositive power) and 871,262 shares of Series B Preferred Stock subject to issuance under an option deferral agreement (See “Nonqualified Deferred Compensation in 2016” for a description of such agreement) (in aggregate, 96.8% of the Series B Preferred Stock) and (B) 36,953 shares of common stock that Robert Taubman owns, 265,246 shares of common stock that RSTCO, LLC owns, 68,115 shares of common stock that Robert Taubman has the right to receive upon the exercise and conversion of options that have vested or will vest within 60 days of the record date, 244,000 shares of common stock owned by his wife, 27,895 shares of common stock owned in UTMA accounts for the benefit of his children, 711,504 shares of common stock owned by R&W (shared voting and dispositive power) and 186,837 shares of common stock owned by TVG (shared voting and dispositive power) (in aggregate, 2.5% of the common stock).

To avoid duplication, excludes TRG units owned by Robert Taubman, R&W, TVG, TG Partners and TFA, and 871,262 TRG units subject to issuance under the option deferral agreement. Robert Taubman disclaims any beneficial interest in the Voting Stock and TRG units owned by R&W, TVG, TG Partners and TFA beyond his pecuniary interest in such entities. See note 7.

R&W has pledged 1,338,496 shares of Series B Preferred Stock, 1,338,496 TRG units, and 711,504 shares of common stock, to Citibank, N.A. as collateral for various loans. RSTCO, LLC has pledged 265,246 shares of common stock to Bank of America, N.A. See “Corporate Governance - Insider Trading Policy - Pledging” for additional information regarding such pledges.

II-3

(4)	Consists of (A) 239 shares of Series B Preferred Stock owned by William Taubman, 1,338,496 shares of Series B Preferred Stock owned by R&W (shared voting and dispositive power), 22,311,442 shares of Series B Preferred Stock owned by TVG (shared voting and dispositive power), 5,000 shares of Series B Preferred Stock owned by TG Partners (shared voting and dispositive power) and 472,650 shares of Series B Preferred Stock owned by TFA (shared voting and dispositive power) (in aggregate, 96.7% of the Series B Preferred Stock), and (B) 27,751 shares of common stock that William Taubman owns, 203,588 shares of common stock that WSTCO, LLC owns, 39,882 shares of common stock that William Taubman has the right to receive upon the exercise and conversion of options that have vested or will vest within 60 days of the record date, 47,287 shares of common stock owned in UTMA accounts for the benefit of his children, 711,504 shares of common stock owned by R&W (shared voting and dispositive power) and 186,837 shares of common stock owned by TVG (shared voting and dispositive power) (in aggregate, 2.0% of the common stock).

To avoid duplication, excludes TRG units owned by William Taubman, R&W, TVG, TG Partners and TFA. William Taubman disclaims any beneficial interest in the Voting Stock and TRG units owned by R&W, TVG, TG Partners and TFA beyond his pecuniary interest in such entities. See note 7.

R&W has pledged 1,338,496 shares of Series B Preferred Stock, 1,338,496 TRG units, and 711,504 shares of common stock, to Citibank, N.A. as collateral for various loans. WSTCO, LLC has pledged 203,588 shares of common stock to Bank of America, N.A. See “Corporate Governance - Insider Trading Policy - Pledging” for additional information regarding such pledges.

(5)	Includes 100 shares of common stock owned by the A. Alfred Taubman Restated Revocable Trust and 186,837 shares of common stock owned by TVG (shared voting and dispositive power). Also includes 22,311,442 shares of Series B Preferred Stock owned by TVG (shared voting and dispositive power) and 5,000 shares of Series B Preferred Stock owned by TG Partners (shared voting and dispositive power) (in aggregate, 89.4% of the Series B Preferred Stock). To avoid duplication, excludes TRG units of the same amount as Series B Preferred Stock owned by such entities. The A. Alfred Taubman Restated Revocable Trust has sole authority to vote and dispose of the shares of Series B Preferred Stock owned by TG Partners. The A. Alfred Taubman Restated Revocable Trust disclaims beneficial ownership in the Voting Stock and TRG units owned by TVG and TG Partners beyond its pecuniary interest in those entities.
(6)	Consists of 239 shares of Series B Preferred Stock owned by Gayle Taubman Kalisman, 22,311,442 shares of Series B Preferred Stock owned by TVG (shared voting and dispositive power), 5,000 shares of Series B Preferred Stock owned by TG Partners (shared voting and dispositive power) and 472,650 shares of Series B Preferred Stock owned by TFA (shared voting and dispositive power) (in aggregate, 91.3% of the Series B Preferred Stock) and 186,837 shares of common stock owned by TVG (shared voting and dispositive power).

To avoid duplication, excludes the TRG units owned by Gayle Taubman Kalisman, TVG, TG Partners and TFA. Gayle Taubman Kalisman disclaims any beneficial interest in the Voting Stock and TRG units owned by TVG, TG Partners and TFA beyond her pecuniary interest in such entities. See note 7.

(7)	Robert Taubman, William Taubman and Gayle Taubman Kalisman are co-trustees of the A. Alfred Taubman Restated Revocable Trust, and share voting and dispositive power over shares and TRG units beneficially owned by such trust. The A. Alfred Taubman Restated Revocable Trust, Robert Taubman, William Taubman and Gayle Taubman Kalisman may be deemed to beneficially own 186,837 shares of common stock owned by TVG, 5,000 shares of Series B Preferred Stock owned by TG Partners, 22,311,442 shares of Series B Preferred Stock owned by TVG and 472,650 shares of Series B Preferred Stock owned by TFA. Such amounts are disclosed in notes 3, 4 and 5. To avoid duplication, excludes the TRG units owned by TVG, TG Partners and TFA. Each person disclaims beneficial ownership in the Voting Stock and TRG units owned by TVG, TFA and TG Partners beyond such person’s pecuniary interest in such entities.
(8)	Pursuant to Schedule 13G/A filed with the SEC on February 10, 2017. Represents 15.3% of the common stock. The Vanguard Group, Inc. has sole power to vote 112,319 shares, shared power to vote 71,350 shares, sole power to dispose 9,160,019 shares, and shared power to dispose 103,385 shares.
II-4

(9)	Pursuant to Schedule 13G/A filed with the SEC on February 8, 2017. Represents 10.1% of the common stock. This report includes holdings of various subsidiaries of the holding company. BlackRock, Inc. has sole power to vote 5,872,573 shares and sole power to dispose 6,103,205 shares.
(10)	Pursuant to a Schedule 13G/A filed with the SEC on February 14, 2017. Represents 7.6% of the common stock. Vanguard Specialized Funds-Vanguard REIT Index Fund has sole power to vote 4,584,625 shares.
(11)	Pursuant to a Schedule 13G filed with the SEC on January 11, 2017. Represents 6.2% of the common stock. APG Asset Management N.V. (APG NL) is the exclusive investment manager with the power to vote and make all investment decisions. APG NL has delegated its investment and voting power to APG Asset Management US Inc. (APG US). APG NL owns all of the voting shares of APG US and thus may be deemed to beneficially own any securities over which APG US exercise investment management or voting discretion. APG Group NV owns all of the shares of APG NL and Stichting Pensioenfonds ABP (ABP) owns all of the shares of APG Groep NV (APG Group). As a result of these relationships, ABP and APG Group indirectly may be deemed to beneficially own all of the securities over which APG NL or APG US exercises investment management or voting discretion.
(12)	Consists of an aggregate of (A) 1,890,930 shares of common stock beneficially owned and 107,997 shares of common stock that such persons have the right to receive upon the exercise and conversion of options that have vested or will vest within 60 days of the record date, and 124,458 shares of common stock subject to issuance under the Non-Employee Directors’ Deferred Compensation Plan (in aggregate, 3.5% of the common stock), and (B) 24,128,066 shares of Series B Preferred Stock beneficially owned and 871,262 shares of Series B Preferred Stock subject to issuance under the option deferral agreement (see note 3 above) (in aggregate, 96.8% of the Series B Preferred Stock).

See notes 3 and 4 for shares and units pledged as collateral.

II-5

Appendix A1

Note 1: G&A as a percent of revenue

To arrive at the Company’ G&A as a percent of revenue, Land & Buildings first determined the ratios of the Company’s pro rata share of consolidated and unconsolidated EBITDA to total EBITDA of each, respectively, by dividing the Company’s disclosed beneficial interest of consolidated and unconsolidated EBITDA by the disclosed total consolidated and unconsolidated EBITDA. The pro rata consolidated and unconsolidated EBITDA ratios were then multiplied by the disclosed total consolidated and unconsolidated revenues, respectively, to arrive at pro rata consolidated and unconsolidated revenues. The Company’s pro rata revenue is the sum of Land & Buildings’ estimate of the pro rata consolidated and unconsolidated revenue as outlined. To arrive at the Company’s G&A margin, Land & Buildings divided the disclosed consolidated G&A by its estimated pro rata revenue for the Company. For 2014, however, the Company’s 2014 financials included significant one-time figures, which required Land & Buildings to determine comparable financial metrics for 2014 using the methodology outlined herein. Accordingly, for calendar year 2014, Land & Buildings applied the average ratio of pro rata consolidated and unconsolidated EBITDA of 2012, 2013, 2015 and 2016 to the disclosed consolidated and unconsolidated revenues, respectively, to arrive at the Company’s pro rata revenue. To arrive at the Company’s G&A margin, Land & Buildings divided the disclosed consolidated G&A by its estimated pro rata revenue for the Company.

For calendar years 2012 through 2015, GGP, Inc. (“GGP”), The Macerich Company (“Macerich”) and Simon Property Group Inc. (“Simon”) disclosed their pro rata share of revenue and consolidated G&A. For 2016, however, changes in GAAP reporting accounting rules for consolidated and unconsolidated financials for calendar year 2016 required Land & Buildings to determine comparable financial metrics for GGP, Macerich and Simon as outlined herein. Accordingly, for calendar year 2016, Land & Buildings determined pro rata revenues as follows: 1) GGP pro rata revenue was determined by adding disclosed pro rata consolidated revenue, disclosed pro rata unconsolidated revenue, and company disclosed adjustments, less disclosed revenue from sold assets; 2) Macerich pro rata revenue was determined by adding disclosed total consolidated revenue, and disclosed company share of unconsolidated revenue, less disclosed joint venture partners’ share of consolidated revenue; and 3) Simon pro rata revenue was determined by adding disclosed company consolidated revenue and Simon pro rata share of unconsolidated revenue as determined by Land & Buildings. To arrive at Simon’s pro rata share of unconsolidated revenue, Land & Buildings first determined the net income ratio by dividing disclosed pro rata share of unconsolidated total net income by disclosed total unconsolidated net income. The net income ratio was then multiplied by disclosed unconsolidated revenue to determine the pro rata share of Simon unconsolidated revenue.

Note 2: EBITDA margin

To arrive at the Company’s EBITDA margin, Land & Buildings first determined the Company’s pro rata EBITDA by adding the Company’s disclosed beneficial interest in consolidated EBITDA and the Company’s disclosed beneficial interest in unconsolidated EBITDA. Land & Buildings then divided this pro rata EBITDA by the pro rata revenue determined by Land & Buildings described in note 1 above to determine the Company’s EBITDA margin. For calendar year 2014, to determine the Company’s pro rata EBITDA, Land & Buildings deducted the following from the pro rata revenues determined by Land & Buildings described in note 1 above: disclosed general and administrative expenses; disclosed management leasing and development services expenses; the Company’s pro rata ratio of consolidated and unconsolidated EBITDA to total EBITDA for each of 2012, 2013, 2015 and 2016 applied to disclosed consolidated and unconsolidated maintenance, taxes, utilities, and promotions, and other operating expenses, respectively. Land & Buildings then divided this pro rata EBITDA by the pro rata revenue determined by Land & Buildings described in note 1 above to determine the Company’s EBITDA margin.

1 References to “disclosed” information herein refers to information filed by each respective company in its SEC filings, such as Form 10-Ks, 10-Qs and 8-Ks.

To arrive at GGP EBITDA margin, Land & Buildings divided the disclosed pro rata EBITDA by disclosed pro rata revenue. For 2016, GGP pro rata EBITDA was determined by adding pro rata disclosed consolidated EBITDA, pro rata disclosed unconsolidated EBITDA, and company disclosed adjustments, less pro rata disclosed EBITDA from sold assets. Land & Buildings then divided this GGP pro rata EBITDA by the pro rata revenue determined by Land & Buildings described in note 1 above to determine GGP EBITDA margin.

To arrive at Macerich EBITDA margin, Land & Buildings first determined Macerich pro rata EBITDA by deducting the following from the pro rata revenue determined by Land & Buildings described in note 1 above: disclosed pro rata shopping center, operating expense, general and administrative expense and management company operating expenses. Land & Buildings then divided this pro rata EBITDA by disclosed pro rata revenue to determine Macerich EBITDA margin. For 2016, to arrive at Macerich EBITDA margin, Land & Buildings determined pro rata EBITDA by deducting the following from the Macerich revenue determined by Land & Buildings described in note 1 above: disclosed net consolidated shopping center and operating expenses, and Macerich disclosed general and administrative expense and management company operating expenses and disclosed Macerich share of unconsolidated operating expenses. Land & Buildings then divided the pro rata EBITDA determined by Land & Buildings by the pro rata revenue determined by Land & Buildings described in note 1 above to determine the Macerich EBITDA margin.

To arrive at Simon EBITDA margin, Land & Buildings first determined Simon pro rata EBITDA by deducting the following from the pro rata revenue determined by Land & Buildings described in note 1 above: disclosed pro rata total operating expenses and pro rata one-time gains, and adding back disclosed pro rata depreciation and amortization. Land & Buildings then divided this pro rata EBITDA by disclosed pro rata revenue to determine Simon EBITDA. For 2016, to arrive at Simon EBITDA margin, Land & Buildings first determined the net income ratio as disclosed of Simon’s pro rata share of unconsolidated total net income divided by disclosed total unconsolidated net income. To determine the share of Simon unconsolidated revenue, Land & Buildings multiplied total operating expenses and depreciation and amortization (the net income ratio just defined) by the total of each, respectively. Land & Buildings determined the Simon pro rata share of unconsolidated EBITDA by deducting Simon share of total operating expenses from Simon share of unconsolidated revenue, and adding back Simon share of depreciation and amortization as defined in the prior sentence. Land & Buildings then divided the Simon pro rata EBITDA determined by Land & Buildings by the pro rata revenue determined by Land & Buildings to determine the Simon EBITDA margin.

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Voting Stock you own, please give Land & Buildings your proxy “FOR” the election of the Nominees and in accordance with Land & Buildings’ recommendations on the other proposals on the agenda for the Annual Meeting by taking these three steps:

●	SIGNING the enclosed GOLD proxy card;
●	DATING the enclosed GOLD proxy card; and
●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Voting Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Voting Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact D.F. King at the address set forth below.

If you have any questions, require assistance in voting your GOLD proxy card,

or need additional copies of Land & Buildings’ proxy materials,

please contact D.F. King & Co., Inc. (“D.F. King”) at the phone numbers listed below.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5500

All Others Call Toll-Free: (800) 207-3159

Email: tco@dfking.com

GOLD PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 14, 2017

taubman centers, inc.

2017 ANNUAL MEETING OF ShareholderS

THIS PROXY IS SOLICITED ON BEHALF OF land & buildings capital growth fund, lp, and the other participants in its solicitation

THE BOARD OF DIRECTORS OF taubman centers, inc.
IS NOT SOLICITING THIS PROXY

P     R      O     X     Y

The undersigned appoints Jonathan Litt, Craig Melcher, Steve Wolosky and Edward McCarthy, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of Taubman Centers, Inc. (the “Company”) and all shares of Series B Non-Participating Convertible Series B Preferred Stock of the Company (collectively, the “Voting Stock”) which the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders of the Company scheduled to be held at The Townsend Hotel located at 100 Townsend Street, Birmingham, Michigan 48009, on ___________, 2017, beginning at __:__ _.m. Eastern Time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Voting Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Land & Buildings Capital Growth Fund, LP (“Land & Buildings”), a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “FOR” PROPOSAL 2, “AGAINST” PROPOSAL 3, AND “1 YEAR” WITH RESPECT TO PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Land & Buildings’ solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

[X] Please mark vote as in this example

LAND & BUILDINGS STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1.  LAND & BUILDINGS MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2 AND 3, AND RECOMMENDS THAT SHAREHOLDERS VOTE 1 YEAR WITH RESPECT TO PROPOSAL 4.

1.	Land & Buildings’ proposal to elect Charles Elson and Jonathan Litt as directors of the Company to serve until the 2020 annual meeting of shareholders.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEE(S) EXCEPT WRITTEN BELOW
Nominees:	Charles Elson Jonathan Litt	☐	☐	☐ ________________ ________________

 Land & Buildings does not expect that any of the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of Voting Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, Land & Buildings has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Voting Stock represented by this proxy card will be voted for such substitute nominee(s).

Land & Buildings intends to use this proxy to vote (i) “FOR” Messrs. Elson and Litt and (ii) “FOR” the candidate who has been nominated by the Company other than Robert S. Taubman and Myron E. Ullman, III, for whom Land & Buildings is not seeking authority to vote for and will not exercise any such authority. The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

Note: If you do not wish for your shares of Voting Stock to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEE(S) EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares of Voting Stock will be voted for the remaining nominee(s).

________________________________________________________

2.	Company’s proposal to ratify the appointment of KPMG LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2017.
☐ FOR	☐ AGAINST	☐ ABSTAIN
3.	Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers.
☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Company’s proposal to approve, on an advisory basis, the frequency with which an advisory vote on executive compensation should be presented to the Company’s shareholders.
☐ 1 YEAR	☐ 2 YEARS	☐ 3 YEARS	☐ ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.